EXHIBIT 99.1

For Immediate Release 21-27-TR	Date:	July 14, 2021

Teck Releases Climate Change Outlook 2021 Report

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today released its third TCFD-aligned climate change report, Climate Change Outlook 2021, outlining how Teck will continue to create shareholder value by producing metals and materials that are essential for a low-carbon future while also taking steps to reduce emissions to achieve the goal of being a carbon-neutral operator by 2050.

“Teck is taking significant steps to address climate change risks because we know all sectors, including mining, need to play an active role in contributing to solving the challenge of climate change,” said Marcia Smith, Senior Vice President, Sustainability and External Affairs. “We are working to reduce the carbon footprint of our operations, while at the same time rebalancing our portfolio towards copper, which is an essential metal for low-carbon technology and infrastructure.”

Portfolio Resiliency Analysis

Teck’s 2021 Climate Change Outlook Report outlines three different climate-related scenarios looking forward to 2040, helping to identify the range of future risks and opportunities to inform corporate strategy and risk management.

In all scenarios we see continued demand for the core minerals and metals Teck produces — copper, zinc and steelmaking coal — which are some of the basic building blocks of a low-carbon future. In particular, copper demand growth is directly tied to decarbonization, driven by growth in low-emissions vehicles, energy storage and transmission, improved energy efficiency and renewable energy generation. As a significant copper producer in the Americas with a strong pipeline of copper projects, Teck is well positioned to benefit from additional demand. Our QB2 project in Chile, currently under construction, will double our consolidated copper production when production starts in 2022.

Climate Action and Progress

Climate Change Outlook 2021 outlines Teck’s climate change strategy which includes producing the metals and minerals essential for a low-carbon future; reducing the carbon footprint of our operations and value chain; supporting broad-based and effective carbon pricing; and enhancing our resiliency to climate risks.

Teck has more than 10 years’ experience setting and achieving greenhouse gas (GHG) reduction targets and is committed to reducing our operational GHGs in line with limiting global warming to 1.5°C.

In 2020, we set an ambitious, long-term goal to become a carbon-neutral operator by 2050, with a shorter-term goal to reduce the carbon intensity of our operations by 33% by 2030. To realize this vision, we have set an initial roadmap with corresponding 2025 and 2030 goals, including procuring 50% of our electricity demands in Chile from clean energy by 2025 and 100% by 2030.

Teck is already among the world’s lowest carbon intensity producers for copper, steelmaking coal and zinc and lead production and has taken steps to further reduce carbon emissions. In 2020, we switched to 100% renewable power at our Carmen de Andacolla operation and entered into a power purchase agreement to procure over 50% of operational power needs at QB2 from renewable sources. In total, these will avoid approximately one million tonnes of GHG emissions annually, equivalent to the emissions from about 210,000 passenger vehicles.

For more information on our approach to reducing carbon emissions while remaining competitive in a low-carbon world and to download a copy of the report, visit our Taking Action on Climate Change page.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. The forward-looking statements in this news release include, but are not limited to, statements concerning: Teck's ability to create shareholder value; Teck's goal to be a carbon neutral operator by 2050; Teck’s rebalancing of its portfolio towards copper; Teck’s expectation of continued demand for the core minerals and metals Teck produces; the statement that Teck has a strong pipeline of copper projects and is well positioned to benefit from additional demand for copper; plans and ability to reduce the carbon footprint of Teck’s operations and value chain; Teck’s plans and ability to enhance resiliency to climate risks; Teck’s commitment to reduce operational GHGs in line with limiting global warming to 1.5° Celsius; Teck’s expectation and ability to reduce emissions and improve energy efficiency; statements relating to Teck's sustainability and climate action strategy goals and achieving reductions in GHG emissions and implementing renewable power generation. The forward-looking statements in this press release are based on assumptions regarding our ability to achieve our climate goals and the impacts on our business, as well as the availability of technology on reasonable terms, among other matters. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary include, but are not limited to, actual climate-change consequences, adequate technology not being available on adequate terms, changes in laws and governmental regulations and enforcement thereof that impact our operations or strategy, and alternatives displacing our commodity products. We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our Climate Change Outlook Report for the year ended December 31, 2020, as well as our annual information form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Green metals and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

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Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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